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                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
                               601 Congress Street
                              Boston, MA 02210-2805

August 7, 2007 - Submitted Electronically Via EDGAR

Alison T. White, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644


Re:   JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
      SEPARATE ACCOUNT H
      INITIAL VARIABLE ANNUITY REGISTRATION STATEMENTS ON FORM N-4:
      Venture Freedom Variable Annuity ("Venture Freedom") - File nos. 333-143073 (SEC Accession #0000950135-07-003239), 333-143074 (SEC
      Accession #0000950135-07-003240), and 811-4113

      JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
      SEPARATE ACCOUNT A
      INITIAL VARIABLE ANNUITY REGISTRATION STATEMENTS ON FORM N-4 Venture Freedom Variable Annuity ("Venture Freedom") - File nos. 333-143075 (SEC Accession #0000950135-07-003241), 333-143076 (SEC
      Accession #0000950135-07-003242), and 811-6584

      EACH AS FILED WITH THE COMMISSION ON MAY 18, 2007

Dear Ms. White:

This letter is in response to the comments you provided in your letter of July 18, 2007, for the captioned Registration Statements. We respond in the order of your comments, as summarized below. Except where otherwise stated, we underline specific examples of prospectus text revisions for staff review only.

Please note that the Variable Annuity Contracts identified in the registration statement as "[VF1]" and "[VF2]" are now named "Venture Freedom Variable Annuity" and "Venture Freedom with Full Access Variable Annuity," and referred to in the prospectus as "Venture Freedom" and "Venture Freedom with Full Access." Unless otherwise


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indicated, "Venture Freedom" is used to refer herein to both contracts, and to both the John Hancock Life Insurance Company (U.S.A.) and the John Hancock Life Insurance Company of New York products.

COMMENT 1:  Glossary of Special Terms, pages 1-2

Consider adding all capitalized terms to the Glossary. See, for example, Guaranteed Withdrawal Amount, Guaranteed Withdrawal Balance, Adjusted Guaranteed Withdrawal Balance, Benefit Base, Adjusted Benefit Base, Lifetime Income Amount, Lifetime Income Date, etc.

RESPONSE 1: The terms listed in your comment were excluded from the main contract "Glossary" section because they relate to optional guaranteed minimum withdrawal benefit (GMWB) riders, which are available only with Venture Freedom and not with Venture Freedom with Full Access. We included the definitions of these terms instead in a "Definitions" subsection of "VI. Optional Benefits." We were reluctant to call this subsection a "glossary" because we thought it might cause confusion with the main contract Glossary. In response to your comment and to make the definitions more accessible, we are moving this "Definitions" subsection forward in part VI to just after the first "Overview" section, and making it a separate section entitled "Guaranteed Minimum Withdrawal Benefit Rider Definitions."

COMMENT 2:  Overview, page 6

Please define the terms Bonus, Lifetime Income Amount and Lifetime Income Date.

RESPONSE 2: Both Lifetime Income Amount and Lifetime Income Date are defined in the "Definitions" section discussed above. The term Bonuses is currently discussed in its own subsection in the "Principal Plus for Life" rider section. We will supplement this subsection with a separate definition of Bonus and Bonus Period in the new "Guaranteed Minimum Withdrawal Benefit Rider Definitions" section:

      BONUS means: an increase in the Guaranteed Withdrawal Balance at the end of each Contract Year during Principal Plus for Life's Bonus Period, if there have been no withdrawals during that Contract Year. The increase is equal to:

            - 5% of total Purchase Payments to the Contract if there have been no previous Step-ups to the Guaranteed Withdrawal Balance and/or no previous Resets of the Guaranteed Withdrawal Balance; otherwise

            - 5% of the Guaranteed Withdrawal Balance immediately after the latest Step-up or Reset, increased by any Purchase Payments received since such latest Step-up or Reset.

      Each time a Bonus is applied to the Guaranteed Withdrawal Balance, the Guaranteed Withdrawal Amount and the Lifetime Income Amount are also recalculated, as provided in the Rider.

      BONUS PERIOD means:

            -     Initially, the first 10 Contract Years;

            - Each time a Step-up occurs, the Bonus Period extends to the lesser of:


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                        (a) 10 years from a Step-up Date; or

                        (b) the Age 95 Contract Anniversary.

COMMENT 3:   Can I return my Contract?, page 8

Please revise the last sentence of the section to clarify that a contract owner will receive a refund of premium payments only if that amount is higher than contract value (minus any unpaid loans).

RESPONSE 3: I believe this comment relates to the second-to-last sentence of the section. Here are the last two sentences:

      In some states, or if your Contract is issued as an "IRA", you will receive a refund of any Purchase Payments you made. The date of cancellation is the date we receive the Contract.

This has now been revised to read:

      In some states, or if your Contract is issued as an "IRA", you will receive a refund of any Purchase Payments you made if that amount is higher than Contract Value (minus any Unpaid Loans). The date of cancellation is the date we receive the Contract.

COMMENT 4:  Fee Tables, pages 9-11

So as not to obscure the information to be included in the fee tables, please move all footnotes to the bottom of the appropriate page or at the end of the required disclosure. Also, please separate the text from the withdrawal charge percentages and align the withdrawal charge percentages.

RESPONSE 4: We have made the formatting changes to the table columns. We found that when we put the notes at the bottom of the page, there was too much separation from the tables to which they referred. Instead, we have doubled the white space between each table and its respective footnotes to assure that the table information will not be obscured by the notes.

COMMENT 5:  Fees Deducted from Contract Value, page 11

You disclose under the caption that the fees are expressed as "a percentage of Adjusted Guaranteed Withdrawal Benefit," but in footnotes (1) and (2) you refer to the charges as a percentage of the Adjusted Benefit Base. Please clarify.

RESPONSE 5: The use of the term "Adjusted Guaranteed Withdrawal Benefit" was an error; it has been changed to the correct term, Adjusted Guaranteed Withdrawal Balance. The fees for Income Plus for Life and Income Plus for Life -- Joint Life are a percentage of the Adjusted Benefit Base. The fees for Principal Plus for Life and Principal Plus for Life Plus Automatic Annual Step-up are a percentage of the Adjusted Guaranteed Withdrawal Balance. This distinction is disclosed in the footnotes following the table. In response to your comment, we have removed the statement "(as a percentage of Adjusted


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Guaranteed Withdrawal Balance)" under the caption Fees Deducted from Contract
Value.

COMMENT 6:  Examples, page 12

a. Once you have added the expense information to this section, please supplementally advise how you calculated the amounts on the Year 1 columns.

RESPONSE 6A: We calculated the amounts shown in the Year 1 columns for Expense Examples 1 and 2 as follows:

      i. We calculated an assumed annual Contract fee. Since the annual Contract fee does not apply to Contracts over $100,000, we calculated an average fee. The average annual Contract fee is 0.043% of the average Contract Value. So the calculation for this Example is .00043 x ($10,000 + 10,246.93)/2 = $4.35.

      ii. For purposes of Expense Example 1, we calculated a maximum charge for a guaranteed minimum withdrawal benefit Rider. Since a prospective investor may elect only one of the four available Riders, we used the maximum charge for the Income Plus for Life Rider. We applied the maximum Rider fee to the Guaranteed Withdrawal Balance, which includes a 6% Bonus since we assume no withdrawals during the year. This is .0120 x $10,600 = $127.20.

      iii. For purposes of Expense Example 1, we calculated a total annual asset-based charge by adding the Contract's Separate Account annual expenses of 0.99% to the Annual Step Death Benefit of 0.20% and the maximum fund fees and expenses of 1.25%. This total is 2.44%. These charges are deducted on a daily basis at a rate of 2.44%/365= 0.0066849%. Since this rate is applied to an account value that is changing each day, we determined the total amount of expense attributable to the asset-based charges by applying the following formula for the accumulation value of an annuity with daily payments as follows:

                 $10,000 x .000066849 x (1.05(1/365)-.000066849)365-1)/
                          (1.05(1/365)-.000066849-1) = $246.99

      iv. We calculated the withdrawal charge for a surrender of the Contract at the end of Year 1 by applying the 6% maximum withdrawal charge to the end of year value reduced by a "free" withdrawal amount equal to 10% of Purchase Payments, which is .06 x (10,000 x 1.02469 - 1,000)
            = $554.82.

      v. In Expense Example 1, we calculated the total expenses if the Contract is surrendered at the end of Year 1 by adding the annual fee, the charge for the optional guaranteed minimum withdrawal benefit Rider, the total


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            expense attributable to the asset-based charges and the withdrawal charge, which is $4.35 + $127.20 + $246.99 + $554.82 = $933.36.

      vi. In Expense Example 1, we calculated the total expenses if you annuitize or do not surrender the Contract at the end of Year 1 by adding the annual fee, the charge for the optional guaranteed minimum withdrawal benefit Rider and the total expense attributable to the asset-based charges, which is $3.23 + $126.00 + $319.72 = $448.95.

      vii. In Expense Example 2, we calculated an assumed annual Contract fee. Since the annual Contract fee does not apply to Contracts over $100,000, we calculated an average fee. The average annual Contract fee is 0.043% of the average Contract Value. So the calculation for this example is .00043 x ($10,000 + 10,317.87)/2 = $4.37.

      viii. For purposes of Expense Example 2, we calculated a total annual asset-based charge by adding the Contract's Separate Account annual expenses of 0.99% to the minimum fund fees of 0.76%. This total is 1.75%. These charges are deducted on a daily basis at a rate of 1.75%/365= 0.0047945%. Since this rate is applied to an account value that is changing each day, we determined the total amount of expense attributable to the asset-based charges by applying the following formula for the accumulation value of an annuity with daily payments as follows:

                 $10,000 x .000047945 x (1.05(1/365)-.000047945)365-1)/
                          (1.05(1/365)-.000047945-1) = $177.76

      ix. In Expense Example 2, we calculated the total expenses if you annuitize or do not surrender the Contract at the end of Year 1 by adding the annual fee and the total expense attributable to the asset-based charges, which is $4.37 + $177.76 = $182.13.

We calculated the amounts shown in the Year 1 columns for Expense Examples 3 and 4 as follows:

      i. For Example 3, we calculated an assumed annual Contract fee. Since the annual Contract fee does not apply to Contracts over $100,000, we calculated an average fee. The average annual Contract fee is 0.043% of the average Contract Value. So the calculation for this example is .00043 x ($10,000 + 10,195.82)/2 = $4.34.

      ii. For purposes of Expense Example 3, we calculated a total annual asset-based charge by adding the Contract's Separate Account annual expenses of 1.49% to the Annual Step Death Benefit of 0.20% and the maximum fund fees and expenses of 1.25%. This total is 2.94%. These charges are deducted on a daily basis at a rate of 2.94%/365= 0.0080548%. Since this


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            rate is applied to an account value that is changing each day, we determined the total amount of expense attributable to the asset-based charges by applying the following formula for the accumulation value of an annuity with daily payments as follows:

                 $10,000 x .000080548 x (1.05(1/365)-.000080548)365-1)/
                          (1.05(1/365)-.000080548-1) = $296.85

      iii. In Expense Example 3, we calculated the total expenses if the Contract is surrendered at the end of Year 1 by adding the annual fee and the total expense attributable to the asset-based charges and the withdrawal charge, which is $4.34 + $296.85 = $301.19.

      iv. In Expense Example 3, since there is no withdrawal charge, the total expense if you do not surrender, or if you annuitize, is the same as the total expense if you do surrender, $301.19.

      v. In Expense Example 4, we calculated an assumed annual Contract fee. Since the annual Contract fee does not apply to Contracts over $100,000, we calculated an average fee. The average annual Contract fee is 0.043% of the average Contract Value. So the calculation for this example is .00043 x ($10,000 + 10,266.41)/2 = $4.36.

      vi. For purposes of Expense Example 4, we calculated a total annual asset-based charge by adding the Contract's Separate Account annual expenses of 1.49% to the minimum fund fees of 0.76%. This total is 2.25%. These charges are deducted on a daily basis at a rate of 2.25%/365= 0.0061643%. Since this rate is applied to an account value that is changing each day, we determined the total amount of expense attributable to the asset-based charges by applying the following formula for the accumulation value of an annuity with daily payments as follows:

                 $10,000 x .000061643 x (1.05(1/365)-.000061643)365-1)/
                          (1.05(1/365)-.000061643-1) = $227.97

      vii. In Expense Example 4, we calculated the total expenses if you surrender the Contract at the end of Year 1 by adding the annual fee and the total expense attributable to the asset-based charges, which is $4.36 + $227.97 = $232.33.

      viii. In Expense Example 4, since there is no withdrawal charge, the total expense if you do not surrender, or if you annuitize, is the same as the total expense if you do surrender, $232.33.


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b. Please confirm that Example 1 will reflect the maximum possible fee for the
Optional Income Plus for Life Rider.

RESPONSE 6B: This is accurate. The text above Example 1 now reads:

      The following example assumes that you invest $10,000 in a Venture Freedom Contract with the optional benefit Riders shown below. This example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and Rider fees, and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

COMMENT 7:  The Companies, page 18

Please supplementally advise whether the guarantee mentioned at the top of page 18 is registered.

RESPONSE 7: The agreement between Manufacturers Life Insurance Company and John Hancock USA to which you refer is not registered because it applies only to the fixed features of the Contract (currently only a six- and twelve-month DCA Account), and not to the securities being registered. Inasmuch as the DCA Accounts are the only Contract features supported by this agreement, and in view of the fact that the agreement does not run directly to the Contractholder, it is not reasonable to conclude that an investor's return is materially dependent upon this third-party credit enhancement.

COMMENT 8:  John Hancock Trust, pages 20-25

We note that footnote (1) refers to the Global Real Estate Trust, but that the annotation is placed next to the Real Estate Securities Trust. Please correct.

RESPONSE 8:  Footnote (1) now reads:

      RREEF American L.L.C. provides sub-subadvisory services to DIMA in its management of the Real Estate Securities Trust.

COMMENT 9:  Voting Interest, page 25

Please disclose whether any minimum number of contractowner votes must be received in order to have a quorum.

RESPONSE 9: There is no minimum number of contractowner votes required.

COMMENT 10: GMWB Alternate Annuity Option:  LIA with Cash Refund, pages 36-37

Please define the acronym LIA.

RESPONSE 10: The acronym "LIA" was used in several instances to refer to the defined term "Lifetime Income Amount." We have removed the acronym and replaced it with the full term in each instance.


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COMMENT 11: Other Contract Provisions -- Right to Review, page 40

Please clarify that in states that require it, including California, you will return all Purchase Payments made during the free look period if that amount is greater than the Contract Value minus Unpaid Loans (and not just with respect to Contracts issued as individual retirement annuities under Sections 408 and 408A of the Code).

RESPONSE 11: We have revised this section as follows:

      The ten day right to review may vary in certain states in order to comply with the requirements of state insurance laws and regulations. Also, when required by state law or when the Contract is issued as an individual retirement annuity under Sections 408 or 408A of the Code, during the first 7 days of the 10 day period, we will return all Purchase Payments if this is greater than the amount otherwise payable.

COMMENT 12: Withdrawal Charges, page 72

Please disclose whether Bonuses are treated as accumulated earnings for purposes of calculating the free withdrawal amount.

RESPONSE 12: There are no Bonuses applied to the Contract Value for either Venture Freedom or Venture Freedom with Full Access Option.

COMMENT 13:  Tandy Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

      - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      - The fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in


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connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

RESPONSE 13: In conjunction with the request below for acceleration of the effective date of the captioned Registration Statements, the Registrant makes the following representations:

The Commission staff ("Staff") has requested that the Registrants of the captioned Registration Statements acknowledge and agree, and such Registrants do hereby acknowledge and agree, that:

      - should the Commission or the Staff, acting pursuant to delegated authority, declare the respective filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

      - the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the respective Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      - the Registrants may not assert such action of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Registrants, I am hereby requesting that you accelerate the effective date of the captioned Registration Statements to August 31, 2007.

Please do not hesitate to contact me on any matters regarding John Hancock's variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.


                                         Very truly yours,


                                         /s/ Thomas J. Loftus

                                         Thomas J. Loftus
                                         Senior Counsel -- Annuities


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